UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 11, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS SIGNING LOAN AGREEMENT WITH VTB

Moscow, Russia – April 10, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces signing an agreement with VTB
Bank for a 40-billion-ruble (approximately 1.3-billion-dollar*) loan.
The total of VTB Bank’s loaned funds will be used to refinance Mechel Group’s current debt, so this loan will not increase its credit portfolio. 25 billion rubles (some 800 million US dollars*) from these funds will be used to repay short-term debt in 2013, including loans from VTB Bank and Mechel OAO’s ruble bonds. This will enable the Group to significantly improve its liquidity and bring down the risk of refinancing in the next 12 months.
The loan has a 15-month grace period followed by quarterly amortization, with the final repayment date in 5 years after the agreement is signed. The interest rate will depend on Mechel Group’s net debt to EBITDA ratio and is due to decrease with the company’s deleveraging. Part of the interest rate will be up for capitalization.
“VTB is our longstanding and reliable partner, and this deal is yet another proof of how productive our cooperation is. Securing a new credit agreement with
VTB Bank will enable the company to refinance a large share of its loans which are due to be repaid in 2013, which will significantly improve the group’s debt structure in the next 12 months and afford us more flexibility in managing operational cash flow,” Mechel OAO’s Chief Financial Officer Stanislav
Ploschenko noted.
According to VTB’s Deputy President-Chairman of the Management Board Yuri
Solovyov, “over the years of our cooperation, Mechel Group has shown itself to be a quality borrower. Working with mining and steel companies is a strategically important direction for VTB Group’s activities. We are ready to ensure a stable financial platform for successful development of our partners’
business.”
* Based upon the Russian Central Bank exchange rate of 31.21 RUR/$ as of April
10, 2013.
***
Mechel OAO
Anton Lapin
Tel: +7 495 221-88-88
antonlapin@mechel.ru
 ***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 10, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO